                                         SECURITIES AND EXCHANGE COMMISSION
                                               Washington, D.C. 20549

                                                      FORM 11-K

                                   Annual Report Pursuant to Section 15(d) of the
                                           Securities Exchange Act of 1934

(X)    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
 -

       For the fiscal year ended December 31, 2001

       Commission File Number 333-81577

     A.   Full title of the plan and the address of the plan, if different from that of the issuer named  below:
          The Taubman Company and Related  Entities Employee Retirement Savings Plan.

     B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:  Taubman Centers, Inc., 200 East Long Lake Road, Suite 300, P. O. Box 200, Bloomfield
          Hills, Michigan 48303-0200.

                                      THE TAUBMAN COMPANY AND RELATED ENTITIES
                                          EMPLOYEE RETIREMENT SAVINGS PLAN

                                             Financial Statements as of
                                           December 31, 2001 and 2000, and
                                        for the Year Ended December 31, 2001,
                                           Supplemental Schedule as of
                                                December 31, 2001,
                                         and Independent Auditors' Report

TABLE OF CONTENTS
___________________________________________________________________________________________________________________________

                                                                                                                    Page

INDEPENDENT AUDITORS' REPORT                                                                                          1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000,
     AND FOR THE YEAR ENDED DECEMBER 31, 2001:

     Statements of Net Assets Available for Benefits                                                                  2
     Statement of Changes in Net Assets Available for Benefits                                                        3
     Notes to Financial Statements                                                                                  4 -8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

     Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets
     (held at end of year)                                                                                            9

INDEPENDENT AUDITORS' REPORT

Plan Administrator
The Taubman Company and
Related Entities Employee
Retirement Savings Plan
Bloomfield Hills, Michigan

We have  audited the  accompanying  statements  of net assets  available  for  benefits of The Taubman  Company and
Related Entities  Employee  Retirement  Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets  available for benefits for the year ended  December 31, 2001.  These  financial statements are the  responsibility of the Plan's  management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing  standards  generally accepted in the United States of America.
Those  standards  require  that we plan and  perform the audit to obtain  reasonable  assurance  about  whether the financial  statements are free of material  misstatement.  An audit includes examining,  on a test basis,  evidence supporting  the  amounts  and  disclosures  in the  financial  statements.  An audit also  includes  assessing  the accounting  principles  used and  significant  estimates  made by  management,  as well as  evaluating  the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present  fairly,  in all material  respects,  the net assets  available  for  benefits  of the Plan as of  December  31,  2001 and 2000,  and the  changes  in net assets available for benefits for the year ended  December 31, 2001 in conformity  with  accounting  principles  generally accepted in the United States of America.

Our audits  were  conducted  for the  purpose of forming an opinion on the basic  financial  statements  taken as a whole.  The  supplemental  schedule,  listed in the Table of Contents,  is presented  for the purpose of additional analysis and is not a required part of the basic financial  statements but is  supplementary  information  required by the  Department of Labor's Rules and  Regulations  for Reporting and  Disclosure  under the Employee  Retirement
Income  Security  Act of 1974.  The  supplemental  schedule is the  responsibility  of the Plan's  management.  The supplemental  schedule  has been  subjected  to the  auditing  procedures  applied  in our audit of the basic  2001 financial  statements  and, in our opinion,  is fairly stated in all material  respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

   Detroit, Michigan
   June 11, 2002

                                                        1

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
___________________________________________________________________________________________________________________________

                                                                                      December 31
                                                                             -----------------------------------
                                                                             2001                           2000
                                                                             ----                           ----

ASSETS:
    Investments  (Note 3)                                               $    103,708,258          $     112,902,128
    Receivables from participant                                                 317,523                    311,216
    Receivables from employer                                                    240,943                    231,350
                                                                        ----------------          -----------------

NET ASSETS AVAILABLE
   FOR BENEFITS                                                         $    104,266,724          $     113,444,694
                                                                        ================          =================

                                     See notes to financial statements.

                                                        2

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
___________________________________________________________________________________________________________________________

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT THE
   BEGINNING OF THE YEAR                                                $    113,444,694
                                                                        ----------------

ADDITIONS:
   Basic employee contributions                                                4,070,632
   Employer contributions                                                      2,751,980
   Investment income:
       Interest and dividend                                                   3,416,793
       Net depreciation in fair value of
         investments (Note 3)                                                 (8,560,046)
   Loan interest income                                                          254,762
                                                                        ----------------
       Total additions                                                  $      1,934,121

DEDUCTIONS -
   Benefit payments and withdrawals                                     $     11,112,091
                                                                        ----------------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT THE
   END OF THE YEAR                                                      $    104,266,724
                                                                        ================

                                        See notes to financial statements.

                                                        3
THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
___________________________________________________________________________________________________________________________

1.   THE PLAN

     The Taubman Company  (Company) and Related  Entities  Employee  Retirement  Savings Plan (Plan) is designed to enable certain  employees of the  participating  companies to  systematically  save funds to supplement  their retirement  incomes  through a salary  reduction  agreement.  The Plan has been amended and  restated  several times,  the latest  amendment  and  restatement  being  January 1, 2001,  to comply with tax  regulations  and enhance benefits.

     Related  Entities  - These are affiliated companies which have  approved  the Plan and have been accepted  for participation by the Company.

     Participants - Employees of the Company and Related  Entities  become  participants if they are not covered by a collective  bargaining  agreement,  are 21 years old, and have completed their probationary period. Entry is permitted  monthly on the first day of the month  following the one-year  probationary  period.  An individual who is employed as an on-call or  temporary  employee  shall be  eligible  to  participate  in the Plan if the individual  completes  1,000 hours of service in a Plan year.  As of  December 31,  2001 and 2000,  there were
     1,489 and 1,516 participants, respectively, in the Plan.

     Basic  Employee  Contributions  - A  participant  who  elects  to  contribute  to  the  Plan  may  make  basic contributions  from 3% to 14% of  compensation,  subject to the  limitations  specified in the Plan and by tax regulations.  The  maximum  contribution  of 14% is subject to the results of the actual  deferral  percentage test as defined in the Plan and, therefore,  can vary from year to year. Voluntary  participant  contributions in excess of the basic  contribution  are not permitted.  In addition,  contributions  may be rolled over from other qualified  pension or  profit-sharing  plans at the discretion of the Plan's  administrative  committee.
     No after-tax  contributions are permitted except to recharacterize  employee contributions in order to satisfy the nondiscrimination tests.

     Employer  Contributions - A monthly employer  contribution,  subject to the limitations  specified in the Plan and by tax  regulations,  is made by the  applicable  participating  company.  The amount  contributed  is the following percentage of compensation:

                                 Basic                                           Employer
                             Contribution                                      Contribution
                              Percentage                                        Percentage

                                   0%                                                2%
                                   3                                                 3
                                   4                                                 4
                                   5                                                 5
                                   6                                                 6
                               7 or more                                             7

     The Company also makes a supplemental  employer  contribution subject to limitations specified in the Plan and by tax regulations.

                                                        4
THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

     Vesting  -  Other  than  company  contributions,   participant  account  balances  are  100%  vested.  Company contributions are vested as follows:

                                Full Years
                                    of                                               Vesting
                                  Service                                          Percentage

                                     1                                                 10%
                                     2                                                 30
                                     3                                                 50
                                     4                                                 70
                                 5 or more                                            100

     Participants  receive a year of vesting  service as of each  anniversary  of their  hire  date.  The  employee becomes  fully  vested at  retirement  age,  defined  by the Plan as 65,  or upon  death or  disability  while employed.

     Forfeitures  -  Nonvested   contributions   become  forfeitures  at  the  point  the  participant   terminates
     employment.  Forfeitures reduce the cash required by the participating companies to fund their contributions.

     Allocations  - Participants' accounts are valued daily.

     Participant  Loans - A participant  may have a maximum of two loans,  one obtained during any 12 month period, at rates so stipulated by the Plan's  administrative  committee.  The sum of all loans to a participant cannot exceed the lesser of 50 percent of the total vested accrued  benefits of the  participant  or $50,000  reduced by the highest  outstanding  balance of loans during the one-year  period ending on the day before the loan is granted.  Plan  earnings  are not  allocated to the portion of the  participant's  account  balance  borrowed.
     However, interest paid by the participant is credited to the individual participant's account balances.

     Withdrawals  - A participant  may withdraw an amount from his voluntary  contribution  balance,  rollover,  or prior  Trust  balance.  A  participant  who has  attained  age 65 may also  withdraw  amounts  credited to his
     Elective Deferral Account,  Employer Matching  Contribution  Account, and Supplemental  Employer  Contribution
     Account.

     Once  during  any  12  month  period,  a  participant  may  request  a  hardship  withdrawal  from  his  basic contribution  account or, if fully  vested,  his employer  contribution  accounts as defined in the Plan.  The hardship  withdrawal must be approved by the  administrative  committee and, once  permitted,  the participant cannot contribute to the Plan during the following 12 months.

     Benefit  Payments - A  participant's  account  becomes  payable as soon as the  paperwork  is submitted to the record keeper.  Retirement  benefits are payable in a lump-sum,  fixed periodic  payments,  or an annuity,  as selected  by the  participant.  Other  benefit  payments  are  made  in  lump-sum  distributions.  All  vested benefits transfer to beneficiaries upon death of the participant.

     For a complete  description of vesting and benefit provisions,  reference should be made to the Plan document, which is available to all participants.

                                                        5

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of  Accounting  - The  accompanying  financial  statements  have been  prepared on the accrual  basis of accounting.

     Investments - The investments of the Plan are stated at fair value, as determined by quoted market prices.

     Net  Appreciation/Depreciation  on Investments includes net unrealized gains and losses in accordance with the policy of stating investments at fair values.

     Payment of Benefits - Benefits are recorded when paid.

     Security  Transactions  - Purchases  and sales are  accounted  for on the trade date.  Interest  and  dividend income are reported as earned on an accrual basis.  Net gains and losses are computed using the average cost.

     Administrative  Expenses  - All  administrative  expenses  of  the  Plan  are  currently  being  paid  by  the participating companies.

     Use of  Estimates  - The  preparation  of  financial  statements  in  conformity  with  accounting  principles generally  accepted in the United  States of America  requires  management to make  estimates and  assumptions that affect the reported  amounts of net assets  available for benefits and changes  therein.  Actual  results could differ from those estimates.  The Plan utilizes various investment  instruments.  Investment securities, in general,  are exposed to various risks, such as interest rate, credit,  and overall market volatility.  Due to the level of risk associated with certain  investment  securities,  it is reasonably  possible that changes in the values of  investment  securities  will occur in the near term and that such changes  could  materially affect the amounts reported in the financial statements.

                                                        6
THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

3.   INVESTMENTS

     Vanguard  Fiduciary Trust Company is the Plan Trustee.  Vanguard Group of Investment  Companies,  as agent for the Plan Trustee,  is the  recordkeeper  and provider of investment  funds for the Plan.  The Plan enters into transactions  with  parties-in-interest  such  as  trustees  or  fund  managers.  With  the  exception  of the investment in Taubman  Centers,  Inc. - a company stock fund and the  Participant  Loans,  the following  Plan investments  are held by Vanguard,  the fund  manager and  trustee.  Investments  are  summarized  by category below,  with  investments  representing  5% or more of the  Plan's  net  assets at the  beginning  of the year separately identified.

                                                                                     December 31
                                                                              ----------------------------
                                                                              2001                    2000
                                                                              ----                    ----
     Investments at fair value -
         Retirement Savings Trust                                       $     24,789,036 *        $      22,154,180 *

         Company Stock Fund -Taubman Centers, Inc.                      $      1,448,991          $       1,274,076

     Registered Investment Companies:
         Money Market Fund -
           Prime Portfolio                                              $      3,178,336          $       3,715,657
         Bond Fund -
           Long-Term Corporate Portfolio                                       2,805,173                  1,615,757
         Balanced Fund -
           Wellington                                                         11,568,500 *               11,561,938 *
         Domestic Equity Funds -
           Explorer                                                            5,950,553 *                6,715,056 *
           500 Portfolio Index Trust                                          35,681,693 *               43,190,910 *
           Growth Index                                                        3,849,479                  4,985,593
           U.S. Growth                                                         3,739,440                  6,181,448 *
           Small-Cap Index                                                     1,499,416                  1,433,071
           Extended Market Index                                                 956,484                  1,322,615
           Value Index                                                           786,006                    551,889
         Foreign Equity Fund -
           International Growth                                                2,078,872                  3,198,769
         REIT Index Portfolio                                                  2,726,314                  2,065,616
                                                                        ----------------          -----------------
           Total Registered Investment Companies                        $     74,820,266          $      86,538,319

         Participant Loans                                                     2,649,965                  2,935,553
                                                                        ----------------          -----------------
                                                                        $    103,708,258          $     112,902,128
                                                                        ================          =================

         * Represents 5% or more of net assets available for benefits.

                                                        7

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

3.   INVESTMENTS - CONTINUED

     Net  Appreciation  (Depreciation)  in fair value of  Investments  for the year ended  December  31, 2001 is as follows:

              Bond Fund -
                Long-Term Corporate Portfolio                            $        48,896
              Balanced Fund -
                Wellington                                                      (387,393)
              Domestic Equity Funds -
                Explorer                                                         (25,769)
                500 Portfolio Index Trust                                     (5,460,017)
                Growth Index                                                    (677,036)
                U.S. Growth                                                   (1,724,317)
                Small-Cap Index                                                   13,662
                Extended Market Index                                           (117,283)
                Value Index                                                     (179,663)
              Foreign Equity Fund -
                International Growth                                            (642,919)
              REIT Index Portfolio                                                98,182
              Company Stock Fund                                                 493,611
                                                                         ---------------
                                                                         $    (8,560,046)
                                                                         ================

4.   TERMINATION OF THE PLAN

     In accordance with the Plan, if a participating  company  withdraws from or terminates the Plan, all employees of  such  company  will  become  fully  vested  in  their  contribution  account  balances.  In the  event  of termination,  the  administrative  committee,  in its sole  discretion,  may direct payment of such amounts in cash, in assets of the Plan, or in the form of immediate or deferred payment annuity contracts.

5.   INTERNAL REVENUE SERVICE STATUS

     The Internal  Revenue  Service has determined and informed the Company by letter dated February 16, 1995, that the Plan, as amended and restated on January 1, 1994,  meets the  requirements  of Sections  401(a) and 401(k)
     of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Code.

     The Company has applied to the Internal  Revenue  Service for a  determination  letter as to whether the Plan, as amended  and  restated on January 1, 2001,  meets the  requirements  of  Sections  401(a) and 401(k) of the
     Internal  Revenue Code,  and whether the Plan is exempt from federal  income tax under  Section  501(a) of the
     Code. In management's  opinion,  the Plan continues to be administered in accordance with the  requirements of such sections.

6.   RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Vanguard  Fiduciary Trust.  Vanguard  Fiduciary
     Trust is the trustee as defined by the Plan and, therefore,  these transactions  qualify as  party-in-interest transactions.

                                                        8

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS  (HELD at end of year)
FORM 5500 SCHEDULE H, Part IV, Line 4i                                                      Employer Number          38-3081510
AS OF DECEMBER 31, 2001                                                                     Plan Number                     001
_______________________________________________________________________________________________________________________________

NAME OF ISSUER                            DESCRIPTION OF INVESTMENTS                                          CURRENT VALUE

*  Vanguard                               500 Portfolio Index Trust
                                            Stock Fund                                                    $    35,681,693
*  Vanguard                               Retirement Savings Trust                                             24,789,036
*  Vanguard                               Wellington, Stock and Bond
                                            Balanced Fund                                                      11,568,500
*  Vanguard                               Explorer, Stock Fund                                                  5,950,553
*  Vanguard                               Extended Market Index Trust,
                                            Stock Fund                                                            956,484
*  Vanguard                               Growth Index Trust, Stock Fund                                        3,849,479
*  Vanguard                               Prime Portfolio, Money
                                            Market Fund                                                         3,178,336
*  Vanguard                               Long-Term Corporate Portfolio
                                            Bond Fund                                                           2,805,173
*  Taubman Centers, Inc.                  Company Stock Fund                                                    1,448,991
*  Vanguard                               International Growth, Stock Fund                                      2,078,872
*  Vanguard                               U.S. Growth, Stock Fund                                               3,739,440
*  Vanguard                               Small Cap, Stock Fund                                                 1,499,416
*  Vanguard                               REIT Index Portfolio, Real Estate Fund                                2,726,314
*  Vanguard                               Value Index Trust Stock Fund                                            786,006
*  Loans to 308 participants              Participant borrowings against their
                                            individual account balances,
                                            interest rates from 5.75% to
                                            10.5% and maturing through
                                            July 2011                                                           2,649,965
                                                                                                          ---------------
   Total                                                                                                  $   103,708,258
                                                                                                          ===============

*  Denotes party-in-interest

                                                        9

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

                                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on the 26th day of June, 2002.

                                                             THE TAUBMAN COMPANY AND RELATED
                                                             ENTITIES EMPLOYEE RETIREMENT
                                                             SAVINGS PLAN

                                                            By:  Vanguard Fiduciary Trust Company,
                                                            as Trustee:

                                                            By: /s/  Dennis Simmons
                                                             ----------------------------------

                                                            Its:  Principal
                                                            -----------------------------------

                                                        10

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

 EXHIBIT INDEX

     Exhibit
     Number                   Description

     23             --    Consent of Deloitte & Touche LLP

                                                        11